Exhibit 1

Summary of Terms of the Loan agreement between Nistec Ltd. And Bank Leumi Le’Israel

Borrower: Nistec Ltd.
Principal	$4,755,165
Loan currency	NIS
Term	Long term – repayment through November 2021
Interest payment	Quarterly
Principal payment	Quarterly

In accordance with the Loan Agreement between Nistec Ltd. and Bank Leumi Le’Israel, the 5,122,095 Ordinary Shares that Nistec Ltd. acquired in both the Merhav Transaction and the Investment Agreement, including any rights in dividends, securities or assets derived from the Shares, constitute collateral for the loan.